VIA EDGAR

December 23, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Quantum Fuel Systems Technologies Worldwide, Inc.
                Application for Withdrawal of Registration Statement on Form S-3
                Initially filed on October 28, 2013
                File No. 333-191929

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Company’s Registration Statement on Form S-3 (File No. 333-191929) filed on October 28, 2013 (the “Registration Statement”).
 The Company filed the Registration Statement to register the resale of 477,598 shares of the Company’s common stock issuable upon exercise of warrants.  The Company is making this application for withdrawal because, after the date the Registration Statement was filed, a substantial portion of the warrants were exercised on a cashless basis and the shares issued upon such exercise were resold under Rule 144. The portion of the warrants that have not yet been exercised can be exercised at any time on a cashless basis and the shares issuable upon such cashless exercise are eligible to be sold under Rule 144.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement.
 In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission, unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.
Please provide the undersigned with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (586) 948-9537.  Please contact the undersigned at (586) 948-9534 if you have any questions or comments.

Sincerely,
Quantum Fuel Systems Technologies Worldwide, Inc.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo